MEDASSETS, INC.
100 North Point Center East, Suite 200
Alpharetta, Georgia 30022
September 30, 2011
VIA EDGAR AND FEDERAL EXPRESS
Katherine Wray
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	MedAssets, Inc. Registration Statement on Form S-4 Filed July 22, 2011 File No. 333-175729
Dear Ms. Wray:
     Please find set forth below the responses of MedAssets, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 18, 2011, to Mr. Jonathan H. Glenn, Esq., Executive Vice President and Chief Legal and Administrative Officer of the Company. Concurrent with the filing of this letter, the Company has filed Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement, reflecting the changes made in response to your August 18, 2011 letter.
General
1.	Comment: We note that the staff is currently reviewing the company’s Form 10-K for fiscal year 2010 and related filings. Comments on the Form 10-K are being issued under separate cover as of the date hereof. Please be advised that comments relating to the Form 10-K review will need to be resolved prior to the requested effectiveness date of the registration statement on Form S-4.
Response: We acknowledge receipt of the Staff’s comments on the Company’s Form 10-K for the fiscal year 2010 and related filings and will resolve all comments relating to the Form 10-K review prior to the requested effectiveness date of the registration statement on Form S-4.
2.	Comment: You disclose that MedAssets’ 100%-owned subsidiary guarantors will, jointly, severally, and unconditionally guarantee MedAssets’ obligations under the exchange notes and indenture. Please provide the financial information with respect to

Securities and Exchange Commission
September 30, 2011

the guarantors called for by Rule 3-10 of Regulation S-X, or tell us how you believe you have complied with Rule 3-10.
Response: Based on the Company’s review of Rule 3-10 of Regulation S-X (“Rule 3-10”), the Company believes that subparagraph (f) of Rule 3-10 allows the Company to report consolidated financial statements for the following subsidiary guarantors: Aspen Healthcare Metrics LLC, MedAssets Analytical Systems, LLC, MedAssets Supply Chain Systems, LLC, MedAssets Net Revenue Systems, LLC, Dominic & Irvine, LLC and MedAssets Services, LLC (together, the “Initial Guarantors”). The Company also believes that Rule 3-10(g) is applicable to the subsidiaries acquired in the Broadlane Acquisition (as defined below) (i.e., Broadlane Intermediate Holdings, Inc., Broadlane NY, Inc., MedAssets Ventures, LLC, MedAssets Insurance Solutions, LLC, Health Equipment Logistics and Planning, Inc., Healthcare Performance Partners, Inc., KP Select, Inc. and the Broadlane Group, Inc. (together, the “Broadlane Guarantors”)) because the Broadlane Guarantors are recently acquired subsidiaries of the type referenced in Rule 3-10(g). In compliance with Rule 3-10(f), the Company has included the consolidated financial statements of the Company and the subsidiary guarantors, along with the appropriate footnote disclosure, and in addition, the Company has separately presented certain financial information of the Broadlane Guarantors in compliance with Rule 3-10(g).
In general, Rule 3-10 requires that every issuer of a registered security that is guaranteed and every guarantor of a registered security separately file the financial statements required for a registrant by Regulation S-X. Consolidated financial reporting is permitted in registration statements if an issuer and guarantor satisfy the conditions to an exception provided in subparagraphs (b)-(f) of Rule 3-10. However, even if such an exception to Rule 3-10 applies, consolidated financial reporting is not permitted under Rule 3-10(g) for certain recently acquired subsidiary guarantors if (i) the greater of the subsidiary’s (A) net book value or (B) purchase price exceeds 20% of the principal amount of the securities being registered, and (ii) such subsidiary has not been included in the audited consolidated results of the parent company for at least nine months of the most recent fiscal year. Instruction 3 to paragraph (g)(1) provides that acquisitions of a group of subsidiary guarantors that are related prior to the acquisition should be aggregated for purposes of applying the 20% test. If a recently acquired subsidiary (or group of subsidiaries) meets these conditions, then such subsidiary (or subsidiaries) must separately report audited annual financial statements for the most recent fiscal year preceding the acquisition and unaudited financial statements for any interim periods specified in Rule 3-01 and Rule 3-02 of Regulation S-X.
Subject to the satisfaction of the requirements of Rule 3-10(g), the Company believes that consolidated financial reporting is permitted, as the Company believes it meets the exception provided by Rule 3-10(f), which applies if: (1) each of the subsidiary guarantors is 100% owned by the parent company issuer; (2) the guarantees by the subsidiary guarantors are full and unconditional; (3) the guarantees by the subsidiary guarantors are joint and several; and (4) the parent company’s consolidated financial statements cover the periods specified by Rule 3-01 and Rule 3-02 of Regulation S-X and include, pursuant to Note 1 to Rule 3-10(f), the footnote therein. The Company advises the Staff that the Company meets the requirements for the exception

Securities and Exchange Commission
September 30, 2011

provided by Rule 3-10(f) and has complied with its requirements by including in Note 7 to the Consolidated Financial Statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 beginning on page F-30 of the Form 8-K filed by the Company on September 30, 2011 (the “Comment Letter Form 8-K”) and in Note 6 to the interim Consolidated Financial Statements as of June 30, 2011 and 2010 and for each of the six months ended June 30, 2011 and 2010 beginning on page F-13 of the Amendment the following disclosure:
“The Notes are guaranteed on a senior unsecured basis by each of the Company’s existing domestic subsidiaries and each of the Company’s future domestic restricted subsidiaries in each case that guarantees the Company’s obligations under the Credit Agreement. Each of the subsidiary guarantors is 100% owned by the Company; the guarantees by the subsidiary guarantors are full and unconditional; the guarantees by the subsidiary guarantors are joint and several; the Company has no independent assets or operations; and any subsidiaries of the Company other than the subsidiary guarantors are minor. . . . The Indenture does not contain any significant restrictions on the ability of the Company or any subsidiary guarantor to obtain funds from the Company or any other subsidiary guarantor by dividend or loan.”
Additionally, pursuant to Instruction 3 to paragraph Rule 3-10(g)(1), the Broadlane Guarantors should be deemed to be related prior to their acquisition, and the acquisitions should therefore be aggregated for purposes of applying the 20% test of Rule 3-10(g), because the Broadlane Guarantors were under common control or management and the acquisition of each subsidiary was conditioned on a single event (i.e., the acquisition of the capital stock of Broadlane Intermediate Holdings, Inc. (the “Broadlane Acquisition”). The Broadlane Acquisition was consummated in the fourth quarter of 2010, with a preliminary purchase price of approximately $746 million. Rule 3-10(g), and not Rule 3-10(f), therefore applies to the Broadlane Guarantors because the purchase price exceeds 20% of the principal amount of the securities being registered and the Broadlane Guarantors’ financial results have not been included in the audited consolidated results of the Company for at least nine months of fiscal year 2010. The Company has included in the Amendment the Broadlane Guarantors’ separate (i) audited annual financial statements for the year ending December 31, 2009, 2008 and 2007 and (ii) unaudited interim financial statements for the period ending September 30, 2010, beginning on page F-27 of the Amendment.
3.	Comment: Further, we note that the company changed its reportable segments beginning with the first quarter of fiscal year 2011, as disclosed in your Form 8-K filed on February 24, 2011. Accordingly, please provide audited financial statements in your registration statement with a revised segment footnote reflecting the recast segments. Your Business and Management’s Discussion and Analysis sections should similarly be revised. The revised annual financial statements and related disclosures may be included directly in the registration statement or in a Form 8-K incorporated by reference. For guidance, refer to ASC 280-10-50-34.
Response: As requested by the Staff, the Company has included in the Comment Letter Form 8-K revised audited financial statements reflecting the recast segments and related

Securities and Exchange Commission
September 30, 2011

disclosure in our Business and Management’s Discussion and Analysis sections. The revised annual financial statements and related disclosure filed on the Comment Letter Form 8-K are incorporated into our registration statement by reference.
The Exchange Offer
Expiration date, page 2 4.
4.	Comment: Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. Refer to Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.
Response: We confirm that the offer will be open at least through midnight on the twentieth business day following commencement of the offer. We also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.
Where you can find more information, page 117
5.	Comment: Please revise your registration statement to specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2010, the end of your most recent fiscal year. In this regard, it appears you should incorporate by reference your current reports on Form 8-K filed on January 10, 2011, and January 21, 2011, respectively. See Item 11(a)(2) of Form S-4. When amending your Form S-4, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after “the date of the registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.
Response: In response to the Staff’s comment, we have revised page 117 of the registration statement to specifically incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2010, the end of our most recent fiscal year, including (but not limited to) the Comment Letter Form 8-K and our current reports on Form 8-K filed on January 10, 2011 and January 21, 2011, respectively, and our quarterly report on Form 10-Q for the quarter ended June 30, 2011 filed on August 8, 2011. As recommended by the Staff, we have further amended page 117 of the registration statement to include a statement to the effect that all filings filed by the Company pursuant to the Exchange Act after the initial filing of the registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.
* * * * * * *

     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (678) 323-2500.

Very truly yours,

MEDASSETS, INC.

/s/	Jonathan H. Glenn

Name:	Jonathan H. Glenn
Title:	Executive Vice President and Chief Legal and Administrative Officer

cc:	Via E-Mail Morgan Elwyn, Willkie Farr & Gallagher LLP